UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294

Montevideo

Uruguay 11300

+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

EXHIBIT

99.1	Press release dated November 14, 2022 - DLocal Limited Reports 2022 Third Quarter Results

99.2	DLocal Limited Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2022 and for the nine-month and three-month periods ended September 30, 2022 and 2021

99.3	Quaterly Report 2022 - dLocal Reports 2022 Third Quarter Financial results

99.4	dLocal Q3 2022 Earnings Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Diego Cabrera Canay
Name:	Diego Cabrera Canay
Title:	Chief Financial Officer

Date: November 15, 2022